Contact

www.linkedin.com/in/paul-lauer-98312a48 (LinkedIn)

Top Skills

CEOs

Start-up Ventures

Start-ups

Paul Lauer

CEO at Motive Entertainment; President at MyStreme

Thousand Oaks, California, United States

Experience

MyStreme

President

August 2023 - Present (1 year 9 months)

Malibu, California, United States

Motive Entertainment

Chief Executive Officer

March 2003 - Present (22 years 2 months)

Motive Entertainment (aka Motive Marketing) is a full-service entertainment marketing agency and content creator focused on serving niche audiences.

Elevate Global Marketing

Chief Executive Officer

February 2020 - June 2024 (4 years 5 months)

Malibu, California, United States

Elevate Global is a forward-thinking marketing agency specializing in socially conscious, "purpose driven" marketing and engagement campaigns. We believe that if you DO GOOD, your company will BE GREAT.

Education

UCLA

BA, English